

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Kurtis Joseph Binder
Chief Financial Officer
CalAmp Corp.
15635 Alton Parkway
Suite 250
Irvine, CA 92618

     Re: CalAmp Corp.
         Form 10-K for the Year Ended February 29, 2020
         Filed May 6, 2020
         File No. 000-12182

Dear Mr. Binder:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing

cc: S. Moran, General Counsel